Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	54,368	53,197	47,284	214,391	189,722
2	Cost of revenues	25,625	24,585	21,909	100,551	86,645
3	Gross profit (1 - 2)	28,743	28,612	25,375	113,840	103,077
4	Selling, general and administrative expenses	15,674	15,411	14,370	62,081	54,650
5	Research and development expenses	4,326	4,159	4,094	17,482	16,541
6	Impairment of non-current assets	7,515	47	1,835	7,562	8,588
7	Other income, net	(291)	(240)	(587)	(2,761)	(982)
	Total operating expenses	27,224	19,377	19,712	84,364	78,797
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	1,519	9,235	5,663	29,476	24,280
	Finance income	1,175	504	615	3,077	2,623
	Finance expense	(316)	(215)	(297)	(958)	(970)
9	Finance income, net	859	289	318	2,119	1,653
10	Share of profit of equity accounted investees, net of tax	105	185	179	703	480
11	Profit before tax (8 + 9 + 10)	2,483	9,709	6,160	32,298	26,413
12	Tax expense/(benefit), net	1,608	2,644	2,536	8,730	9,175
13	Profit for the period/year (11 -12)	875	7,065	3,624	23,568	17,238
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	5.28	42.58	21.86	142.08	103.94
	Diluted earnings per share of Rs.5/- each	5.26	42.48	21.80	141.69	103.65
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information					All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	9,256	8,887	9,796	36,995	38,887
	b) Global Generics	46,118	44,508	38,737	179,170	154,404
	c) Proprietary Products	191	129	243	1,611	523
	d) Others	502	1,289	389	2,870	2,813
	Total	56,067	54,813	49,165	220,646	196,627
	Less: Inter-segment revenues	1,699	1,616	1,881	6,255	6,905
	Net revenues	54,368	53,197	47,284	214,391	189,722

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,387	1,638	2,513	6,821	9,426
	b) Global Generics	26,830	25,731	22,446	103,270	91,111
	c) Proprietary Products	184	129	238	1,590	482
	d) Others	342	1,114	178	2,159	2,058
	Total	28,743	28,612	25,375	113,840	103,077
	Less: Selling and other un-allocable expenditure, net of other income	26,260	18,903	19,215	81,542	76,664
	Total profit before tax	2,483	9,709	6,160	32,298	26,413

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2

Revenues for the quarter and year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.

The aforesaid transactions pertain to Company’s Global Generics Segment.

3

During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

4	On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. As at 31 March 2022 the Company, on a provisional basis, recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company's Global Generic segment.

5	Included in "Selling, general and administrative expenses" for the quarter ended 31 March 2022, an amount of Rs. 983 million representing the probable outflow with respect to an ongoing Civil Investigative Demand (“CID”) matter with the State of Texas.

6	During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

7	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’).

8	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head "Revenues". This pertains to the Company’s Proprietary Products segment.

9	Included in "Other income, net" for the quarter ended 30 September 2021, is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

10	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,382 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation. As this constitutes an adjusting subsequent event, the consolidated financial results for the quarter and year ended 31 March 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of Rs. 1,911 million (U.S.$ 26.25 million) in the financial results. Of the total amount, Rs. 1,820 million (U.S.$ 25 million) was recognised under heading "Impairment of non-current assets" and the balance Rs. 91 million (U.S.$ 1.25 million) was recognised under the heading "Selling, general and administrative expenses". The said expense forms part of the Company’s Proprietary Products segment.

11

During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion.  Due to these adverse market developments, the Company recorded an impairment loss of:

 - Rs. 3,291 million relating to Xeglyze®;
- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);
- Rs. 484 million relating to other intangible assets.
Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

12	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2022	31.03.2021
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	14,852	14,829
Other investments	29,513	19,744
Trade and other receivables	66,764	49,641
Inventories	50,884	45,412
Derivative financial instruments	1,906	1,218
Tax assets	3,285	2,745
Other current assets	13,902	14,509
Total current assets before assets held for sale	181,106	148,098
Assets held for sale	-	151
Total current assets	181,106	148,249
Non-current assets
Property, plant and equipment	62,169	57,111
Goodwill	4,418	4,568
Other intangible assets	27,246	35,648
Trade and other receivables	54	118
Investment in equity accounted investees	4,318	3,375
Other investments	3,668	4,958
Deferred tax assets	12,781	10,630
Other non-current assets	894	834
Total non-current assets	115,548	117,242
Total assets	296,654	265,491

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	25,572	23,744
Short-term borrowings	27,082	23,136
Long-term borrowings, current portion	1,017	864
Provisions	4,258	3,435
Tax liabilities	5,442	1,389
Derivative financial instruments	479	326
Bank overdraft	-	9
Other current liabilities	33,992	30,488
Total current liabilities	97,842	83,391
Non-current liabilities
Long-term borrowings	5,746	6,299
Deferred tax liabilities	60	338
Provisions	57	58
Other non-current liabilities	2,422	2,343
Total non-current liabilities	8,285	9,038
Total liabilities	106,127	92,429
Equity
Share capital	832	832
Treasury shares	(1,601)	(1,967)
Share premium	9,280	8,887
Share based payment reserve	1,628	1,461
Capital redemption reserve	173	173
Debenture redemption reserve	304	-
Special economic zone re-investment reserve	755	1,326
Retained earnings	175,712	156,023
Other components of equity	3,444	6,327
Total equity	190,527	173,062
Total liabilities and equity	296,654	265,491

13	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Year ended
Particulars	31.03.2022	31.03.2021
	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit for the period	23,568	17,238
Adjustments for:
Tax expense/(benefit), net	8,730	9,175
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(277)	(557)
Depreciation and amortization	11,824	12,796
Impairment of non-current assets	7,562	8,588
Allowance for credit losses (on trade receivables and other advances)	55	230
(Gain)/loss on sale or de-recognition of non-current assets, net	(1,119)	42
Share of profit of equity accounted investees	(703)	(480)
Foreign exchange (gain)/loss, net	(766)	1,856
Interest (income)/expense, net	(7)	144
Equity settled share-based payment expense	592	584
Dividend income	-	- *
Changes in operating assets and liabilities:
Trade and other receivables	(17,012)	2,081
Inventories	(5,328)	(9,881)
Trade and other payables	4,412	2,861
Other assets and other liabilities, net	4,014	(3,258)
Cash generated from operations	35,545	41,419
Income tax paid, net	(7,437)	(5,716)
Net cash generated from operating activities	28,108	35,703

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(14,660)	(9,741)
Proceeds from sale of property, plant and equipment	370	85
Expenditures on other intangible assets	(4,389)	(2,820)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business, net of cash acquired(1)	(326)	(15,514)
Purchase of other investments	(88,972)	(75,418)
Proceeds from sale of other investments	77,771	79,528
Interest and dividend received	873	1,220
Net cash used in investing activities	(26,387)	(22,660)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	334	269
Purchase of treasury shares	-	(1,193)
Proceeds from short-term borrowings, net	3,520	6,791
Proceeds from long-term borrowings	-	3,800
Repayment of long-term borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(785)	(754)
Dividend paid	(4,146)	(4,147)
Interest paid	(1,345)	(1,321)
Net cash used in financing activities	(2,422)	(298)

Net (decrease)/increase in cash and cash equivalents	(701)	12,745
Effect of exchange rate changes on cash and cash equivalents	733	113
Cash and cash equivalents at the beginning of the period(2)	14,820	1,962
Cash and cash equivalents at the end of the period(3)	14,852	14,820

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Cash and cash equivalents acquired under business combination Rs.11 million and Rs. Nil for the periods ended 31 March 2022 and 31 March 2021, respectively.

(2)Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

(3)Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2022 and 31 March 2021, respectively.

14

Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de-recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

15

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

16	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

17	The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.
The Company will continue to closely monitor any material changes to future economic conditions.

18	The audited results were reviewed by the Audit Committee of the Board at their meeting held on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

19	The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs.30 per share subject to approval of shareholders.

20	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

21	The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 19 May 2022	Co-Chairman & Managing Director